UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Closing of UK Restructuring Plan dated 16 December 2025

Press Release

16 December 2025

 Argo Blockchain plc
("Argo" or "the Company")

Closing of UK Restructuring Plan and Strategic Pivot Toward AI/HPC

Argo Blockchain plc (NASDAQ: ARBK) announces the closing of its restructuring plan under Part 26A of the Companies Act 2006 (the "Restructuring Plan"), as sanctioned by the High Court of Justice, Business and Property Courts of England and Wales by the sealed order issued on 11 December 2025, marking a significant milestone in its transformation and positioning the Company for long-term growth.

Key Highlights of Closing of the Restructuring Plan:

●  Enhanced Hashrate Capacity: The Company's nameplate hashrate has increased from approximately 1.8 EH/s to 2.4 EH/s, strengthening its competitive position in the Bitcoin mining sector.
●  Expanded Self-Mining Operations: Expanded self-mining capacity to 28.5 MW through 13.5 MW of newly acquired infrastructure in Alabama; additionally secured electrical assets (2500 KVA transformers and switchgear) that can support up to 65 MW of incremental deployment at future sites.
●  Diversified Mining Portfolio: With the recent price momentum in Zcash, the Company has successfully deployed 1,400 Z11 miners, now actively contributing to revenue through Zcash mining.
●  Strengthened Balance Sheet: The Company's $40 million in outstanding 8.75% senior notes due 2026 (CUSIP: 040126 203) have been equitized pursuant to the Restructuring Plan, leaving the Company debt-free except for the $472k remaining mortgage on the Company's owned and operated Baie-Comeau facility.
●  Strategic Pivot to AI/HPC: The Company is exploring opportunities in artificial intelligence (AI) and high-performance computing (HPC) to diversify its revenue streams and leverage its infrastructure expertise.

Leadership Commentary

Justin Nolan, chief executive officer of Argo said, "completing this restructuring marks a new era for Argo. Argo has significantly strengthened its balance sheet, expanded its mining footprint, and positioned itself to capture opportunities not only in digital assets but also in the rapidly growing AI and HPC sectors. Argo's team is energized to deliver sustainable growth and shareholder value."

General

The Plan Effective Date took place on Thursday 11 December 2025 and the Plan Implementation Date took place on Monday 15 December 2025, notices of which will be available on the Plan Website at https://deals.is.kroll.com/argo.In accordance with the terms of the Restructuring Plan, the Company has made some non-material variations to the Restructuring Plan. A document detailing these variations is available on the Plan Website at https://deals.is.kroll.com/argo.

About Argo

Argo Blockchain plc (NASDAQ: ARBK) is a blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about the expected effects of the Restructuring Plan are forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include market conditions; the ability to retain the Company's listing on Nasdaq; operational, financial, regulatory, tax and legal risks; assumptions underlying revenue, EBITDA and valuation estimates; and the principal risks and uncertainties described in the risk factors set forth in the Company's Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 December, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer